GE INSTITUTIONAL FUNDS
                            N-SAR QUESTION 77.H


     In regards to question 77H the following funds had a change in control during the six months ending September 30, 2002.

     Series 7 (S&P 500 Fund) had a reduction of ownership from 79.58% to 22.26% on June 4t, 2002 for Leaseway Transport as a result of a large subscription from another shareholder.
     Series 7 (S&P 500 Fund) had an increase in ownership from 0% to 71.65% on June 4, 2002 for the Hilton Hotels 401K plan as a result of a large subscription.
     Series 10 (Institutional Money Market Fund) had an increase in ownership from 0% to 35.16% for MGM Studios as a result of a large subscription on June 20, 2002.